650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811

www.wsgr.com

April 10, 2007

Via EDGAR and Facsimile

John L. Krug

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	NeurogesX, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-140501)

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (“NeurogesX” or the “Company”), we are submitting this letter to supplement the Company’s April 3, 2007 response to the Staff’s Comment No. 5 (the “April 3 Response”). The Staff’s Comment No. 5 had asked for disclosure of “all equity instruments (i.e. options, warrants, preferred stock, etc.) granted to employees and non-employees during the 12 months prior to the date of the most recent balance sheet.” Amendment No. 2 included amended disclosure in Footnote 10 to the Company’s Consolidated Financial Statements to include the tabular disclosure of options granted to both employees and non-employees and reassessed fair value of common stock at various dates throughout 2005 and 2006 from Management’s Discussion and Analysis. In addition, we provided disclosures in Amendment No. 2 to indicate that the Company’s reassessed fair value of common stock was based on contemporaneous valuations made at December 31, 2005 and November 30, 2006 using a market approach.

The Company’s rationale for not including disclosure regarding other equity instruments is as follows: The Company’s issuances of Series C2 Preferred Stock in November 2005, February 2006, May 2006 and August 2006 were each at a price of $0.75 per preferred share, which was in excess of the re-assessed per share fair value of common stock at all such issuance dates (which were $0.28, $0.31, $0.48 and $0.60 per common share, respectively). In addition, in conjunction with each Series C2 Preferred Stock issuance, the Company issued warrants to purchase shares of Series C2 Preferred Stock, as it also did in July 2006, when it issued Series C2 Preferred Stock warrants in conjunction with its venture debt financing. The exercise price of these warrants in each instance was $0.75 per preferred share, which was also in excess of the corresponding re-assessed per share fair value of common stock. These warrant issuances are disclosed in detail in Footnotes 2 and 9 to the Company’s Consolidated Financial Statements under “Preferred Stock Warrant Liability.” Amendment No. 2 also discloses the details of all issuances of preferred stock financings and related warrants at Footnote 8 to the Company’s Consolidated Financial Statements.

AUSTIN	NEW YORK	PALO ALTO	SALT LAKE CITY	SAN DIEGO	SAN FRANCISCO	SEATTLE	SHANGHAI	WASHINGTON, D.C.

John L. Krug

U.S. Securities and Exchange Commission

April 10, 2007

Additionally, we respectfully refer the Staff to the April 3 Response to Comment No. 7, wherein we discuss the Company’s conclusion that a beneficial conversion feature was not applicable to its Series C2 Preferred Stock or warrant issuances as such issuances were made at prices per preferred share in excess of re-assessed values per common share on such dates.

We respectfully advise the Staff that we believe that inclusion of the preferred stock and warrant issuances under Footnote 10, in addition to the disclosure already included at Footnotes 2, 8 and 9, would not provide meaningful additional disclosure to a prospective investor.

We hope that this supplemental information provides the Staff with helpful clarification of our April 3 Response to the Staff’s Comment No. 5. If the Staff has any follow-up questions or concerns, please feel free to contact me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul